Exhibit 99
	For Release:	May 2, 2018
	Investor Contact:	Vince Meyer
218-723-3952
vmeyer@allete.com

NEWS

ALLETE, Inc. reports first quarter 2018 earnings of 99 cents per share
DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) today reported first quarter 2018 earnings of 99 cents per share on net income of $51.0 million and operating revenue of $358.2 million. Last year’s results were 97 cents per share on net income of $49.0 million and operating revenue of $365.6 million.

“Our multifaceted growth strategy is evidenced in our financial results for the quarter, and overall the results are in-line with our expectations; our full-year earnings guidance range and expected contribution ranges from our Regulated Operations segment, and Energy Infrastructure and Related Services businesses and Corporate and Other operations remain unchanged. ALLETE has delivered on growth initiatives this quarter” said ALLETE Chairman, President and CEO Al Hodnik. “And we are well positioned with ALLETE’s family of businesses to answer the call for cleaner energy forms and water conservation, while creating additional value for our shareholders.”

ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power (SWL&P) and the Company’s investment in the American Transmission Co. (ATC), recorded net income of $43.9 million, compared to $43.5 million in the first quarter a year ago. Earnings reflect lower net income at Minnesota Power resulting from reserves for an interim rate refund, discounts provided to Energy-Intensive Trade-Exposed customers, lower transmission revenue and higher property taxes. These declines were offset by lower depreciation expense due to timing of the Minnesota Public Utilities Commission’s decision to modify the Boswell Units 3 and 4 and common facilities depreciable lives, lower operating and maintenance expense, higher sales to industrial customers due to the start-up of Keewatin Taconite in March 2017, and higher sales to residential customers due to colder weather. Minnesota Power and the Minnesota Department of Commerce separately requested reconsideration on rate case decision points that, if granted, will impact 2018 revenue and expense. Net income at SWL&P increased over last year due to the implementation of new rates effective in August 2017 and higher sales attributable to colder weather, while equity earnings from ATC were similar to last year.

ALLETE’s Energy Infrastructure and Related Services businesses, which include ALLETE Clean Energy and U.S. Water Services, recorded net income of $8.1 million and a net loss of $1.4 million in 2018, respectively. Earnings at ALLETE Clean Energy increased $1.4 million, or 21 percent, from 2017 primarily due to a lower federal income tax rate and production tax credits generated by its ongoing wind turbine refurbishment strategy. The net loss at U.S. Water Services increased $1.1 million due to higher operating expenses, which were partially offset by increased equipment revenue. Revenue increased 19 percent primarily due to the September 2017 acquisition of Tonka Water; however, revenue was negatively impacted by lower than expected equipment sales due to timing of shipments, as well as colder weather which reduced chemical sales. Earnings at U.S. Water Services reflect results from selling certain products that are seasonal in nature, with higher demand typically realized in warmer months.

Corporate and Other, which includes BNI Energy and ALLETE Properties, recorded net income of $0.4 million for the quarter, compared to a net loss of $0.9 million in 2017. The increase in 2018 reflects higher land sales at ALLETE Properties and lower interest expense.

Earnings per share for the quarter was diluted by 2 cents due to additional shares of common stock outstanding as of March 31, 2018.

ALLETE will host a conference call and webcast at 10 a.m. Eastern Time this morning to discuss details of its financial performance. Interested parties may listen live by calling (877) 303-5852, or by accessing the webcast at www.allete.com. A replay of the call will be available through May 6, 2018 by calling (855) 859-2056, pass code 2193327. The webcast will be accessible for one year at www.allete.com.

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, BNI Energy in Bismarck, N.D., U.S. Water Services headquartered in St. Michael, Minn., and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Three Months Ended
	March 31,
	2018	2017
Operating Revenue
Contracts with Customers – Utility	$270.2	$281.6
Contracts with Customers – Non-utility	82.0	78.1
Other – Non-utility	6.0	5.9
Total Operating Revenue	358.2	365.6
Operating Expenses
Fuel, Purchased Power and Gas – Utility	100.9	96.6
Transmission Services – Utility	18.4	16.6
Cost of Sales – Non-utility	32.9	31.5
Operating and Maintenance	86.5	84.4
Depreciation and Amortization	45.8	50.5
Taxes Other than Income Taxes	16.3	14.4
Total Operating Expenses	300.8	294.0
Operating Income	57.4	71.6
Other Income (Expense)
Interest Expense	(16.9)	(17.2)
Equity Earnings in ATC	4.7	6.1
Other	2.1	1.6
Total Other Expense	(10.1)	(9.5)
Income Before Income Taxes	47.3	62.1
Income Tax Expense (Benefit)	(3.7)	13.1
Net Income	$51.0	$49.0
Average Shares of Common Stock
Basic	51.2	50.2
Diluted	51.4	50.4
Basic Earnings Per Share of Common Stock	$1.00	$0.97
Diluted Earnings Per Share of Common Stock	$0.99	$0.97
Dividends Per Share of Common Stock	$0.56	$0.535

Consolidated Balance Sheet
Millions - Unaudited

	Mar. 31,	Dec. 31,		Mar. 31,	Dec. 31,
	2018	2017		2018	2017
Assets			Liabilities and Shareholders’ Equity
Cash and Cash Equivalents	$98.5	$98.9	Current Liabilities	$399.6	$351.2
Other Current Assets	305.1	268.6	Long-Term Debt	1,396.5	1,439.2
Property, Plant and Equipment – Net	3,786.1	3,822.4	Deferred Income Taxes	229.7	230.5
Regulatory Assets	376.0	384.7	Regulatory Liabilities	516.0	532.0
Investment in ATC	120.1	118.7	Defined Benefit Pension and Other Postretirement Benefit Plans	175.2	191.8
Other Investments	52.8	53.1	Other Non-Current Liabilities	257.8	267.1
Goodwill and Intangibles – Net	224.5	225.9	Shareholders’ Equity	2,097.3	2,068.2
Other Non-Current Assets	109.0	107.7
Total Assets	$5,072.1	$5,080.0	Total Liabilities and Shareholders’ Equity	$5,072.1	$5,080.0

	Three Months Ended
ALLETE, Inc.	March 31,
Income (Loss)	2018	2017
Millions
Regulated Operations	$43.9	$43.5

Energy Infrastructure and Related Services
ALLETE Clean Energy	8.1	6.7
U.S. Water Services	(1.4)	(0.3)

Corporate and Other	0.4	(0.9)
Net Income Attributable to ALLETE	$51.0	$49.0
Diluted Earnings Per Share	$0.99	$0.97

Statistical Data
Corporate
Common Stock
High	$74.42	$68.38
Low	$66.64	$61.64
Close	$72.25	$67.71
Book Value	$40.91	$39.34

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipal
Residential	342	323
Commercial	367	369
Industrial	1,843	1,762
Municipal	219	215
Total Retail and Municipal	2,771	2,669
Other Power Suppliers	1,003	1,041
Total Regulated Utility Kilowatt-hours Sold	3,774	3,710

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipal Electric Revenue
Residential	$35.5	$34.7
Commercial	34.0	36.0
Industrial	113.3	120.5
Municipal	14.0	18.2
Total Retail and Municipal Electric Revenue	196.8	209.4
Other Power Suppliers	43.7	41.2
Other (Includes Water and Gas Revenue)	29.7	31.0
Total Regulated Utility Revenue	$270.2	$281.6

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.